

August 14, 2013

<u>Via E-mail</u>
Andrew B. Spence
Chief Financial Officer
Ameresco, Inc.
111 Speen Street, Suite 410
Framingham, Massachusetts 01701

> **Re: Ameresco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed May 10, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 9, 2013**
> **File No. 1-34811**

Dear Mr. Spence:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Renewable Energy Projects and Products, page 7

1.   We note your disclosure on page 8 that four solar PV installations, three small-scale renewable energy plants, and four LFG plants are currently in the design, construction and/or installation phase, but that none are noted as complete. In future filings, please disclose, to the extent known or estimable, the timeframes for the expected completion of material projects noted.

Sales and Marketing, page 9

2.   We note your disclosure on pages 9 and 38 that the "sales, design and construction process for energy efficiency and renewable energy projects historically has taken from 12 to 36 months, though recently we have been experiencing an unusually sustained lengthening of the conversion times from awarded projects to fully-contracted backlog." In future filings, please disclose the amount of time that your sales cycle has been extended as a result of the "unusually sustained lengthening" of the conversion times.

Management's Discussion and Analysis, page 36

Critical Accounting Policies and Estimates, page 40

Impairment of Goodwill and Intangible Assets, page 42

3.   Please provide expanded, quantified disclosure providing investors with more insight into the assumptions used in your assessment of the factors that could indicate that an impairment may exist, including the following disclosures where material:

- how the assumptions compare to recent operating performance,
- the basis for any assumptions that differ significantly from recent operating performance, including revenue trend and growth rate and gross margin,
- the sensitivity of the results of your impairment assessment to the assumptions, and
- the potential impact on future operations.

Refer to Section 501.14 of the Codification of Financial Reporting Policies.

Please also tell us whether you have any businesses that have material goodwill/intangible assets and have either generated losses or have significantly underperformed. See Section 501.02 of the Codification of Financial Reporting Policies that requires disclosure of material uncertainties, including the recoverability of assets.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Note 8 – Geographic Information, page 23

4.   You disclose total assets in your disclosure of geographic information rather than the required long-lived assets. Please refer to ASC 280-10-50-41 and 280-10-55-23 and include the disclosure of long-lived assets in future filings.

Management's Discussion and Analysis, page 28

Backlog and Awarded Projects, page 30

5.   You discuss backlog extensively throughout the First Quarter 2013 10-Q and current year
        10-K, including risk factors, regarding the mix of awarded backlog and fully-contracted
        backlog (signed contract), which has been recently heavily weighted towards awarded
        backlog due to the "unusually sustained lengthening" of the conversion times from
        awarded backlog to fully-contracted backlog. Given that the conversion times have
        lengthened dramatically, please provide disclosure that quantifies your historical
        experience regarding the portion of awarded backlog that ultimately converts to fully-
        contracted backlog. Please refer to Section 501.12.b.3 of the Codification of Financial
        Reporting Policies that addresses material trends and uncertainties for context regarding
        this issue.

Direct Expenses and Gross Margin, page 31

6.   You indicate that the majority of your contracts have fixed price terms but that in some
        cases you pursue cost-plus structures to mitigate the risk of rising prices. Please furnish
        supplemental clarification describing how you decide (i.e., the parameters, etc.) when to
        enter into a cost-plus structure and whether you intend to increase the number of cost-
        plus contracts relative to fixed price contracts to help reduce the risk of rising prices.

Liquidity and Capital Resources, page 39

7.   Given the materiality of receivables to liquidity, please explain in future filings why the
        ratio of net total receivables (calculated as the sum of accounts receivable including
        retainage and costs and estimated earnings in excess of billings less billings in excess of
        costs and estimated earnings) to total revenue increased or decreased compared to the
        corresponding period. To illustrate, this ratio increased 35% from 0.88 in first quarter
        2012 to 1.19 in first quarter 2013. Applying these ratios using average net total
        receivables of $130 million for these periods, the negative impact on cash was $40
        million, which is material to your operating cash flow deficit of $26 million in first
        quarter 2013. Please refer to Section 501.13 of the Codification of Financial Reporting
        Policies for guidance.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Balance Sheets, page 1

8.   Please provide a detailed explanation of why the June 30, 2013 balance sheet reflects a
        $31.0 million decrease in the federal ESPC receivable but the six-month June 30, 2013
        statement of cash flows for this receivable reflects a $13.8 million cash outflow instead of
        a $31.0 million cash inflow. We realize this receivable entails a financing element,
        which is described on page 49 in "cash flows from operating activities" as "restricted

cash draws (net of federal ESPC financing)." As such, given the materiality of these items on the statement of cash flows, please furnish us a quantified reconciliation between the respective balance sheet and statement of cash flows captions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825, Alfred Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Kamyar Daneshvar at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief